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                       SECURITIES AND EXCHANGE COMMISSION

                             Washington, D.C. 20549

                                    FORM 6-K

                        REPORT OF FOREIGN PRIVATE ISSUER

                      Pursuant to Rule 13a-16 or 15d-16 of
                       the Securities Exchange Act of 1934

                           For the month of September

                       FUTUREMEDIA PUBLIC LIMITED COMPANY
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                 (Translation of registrant's name into English)

               Nile House, Nile Street, Brighton BN1 1HW, England
                    (Address of Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

                           Form 20-F [X]  Form 40-F [ ]

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                                 Yes [ ]  No [X]

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ___________

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                                    SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

                                              FUTUREMEDIA PLC,
                                              an English public limited company

                                              By:  /s/ Leonard Fertig
                                                   ----------------------------
                                                   Leonard Fertig
                                                   Chief Executive Officer

Date:  Sept. 16, 2005

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            FUTUREMEDIA PLC ANNOUNCES SENIOR MANAGEMENT APPOINTMENTS

    BRIGHTON, England, Sept. 16 /PRNewswire-FirstCall/ -- Futuremedia plc (Nasdaq: FMDAY), a leading European learning and managed benefits services provider, today announced two senior management appointments.

    Ms. Andrea Miles has been appointed Vice President, Learning Content and Services. She will be responsible for all learning products and services for private and public sector employers and other organizations. This includes the development and production of Futuremedia's e-learning and Virtual Learning Communities and the provision of learning consultancy services. Ms. Miles joined Futuremedia in 2004 to head Sales Development in Learning and became head of Sales earlier this year. A marketing and training professional with extensive experience in communications and change management, she has held senior positions at e-learning companies Epic Group plc and Delphic Interactive.

    Mr. Stuart Pembery has been appointed Vice President of Corporate Development. In this role he will be responsible for defining corporate strategies regarding products and services, joint ventures, acquisitions, international expansion, and corporate positioning and communications. Prior to this appointment Mr. Pembery served as head of Product Development for Futuremedia. Before joining Futuremedia in 2003, he held senior IT positions at Associated Newspapers, publishers of the Daily Mail, and Logica CMG, a leading IT consultancy. Mr. Pembery was one of the pioneers in the development of the Home Computer Initiative in the UK and helped develop Futuremedia's HCI services. An IT specialist with experience in line and program management, he has a BSc Honours in Mathematics and Computer Science from University of London and is a Chartered Information Systems Professional.

    Both positions report directly to the Chief Executive Officer.

    Leonard M. Fertig, CEO of Futuremedia plc, said, "I am pleased to announce these appointments, which reflect the excellent capabilities of Andrea Miles and Stuart Pembery. They each bring particular knowledge and experience to their respective new positions, and Futuremedia is fortunate to be in a position to recognize these talents. Through our senior professionals, we are now more effectively leveraging our resources and relationships to expand the breadth and quality of business opportunities that we can pursue. I believe we have a strong management team, which is innovative, flexible and ambitious, so Futuremedia can achieve its future potential."

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    About Futuremedia:
    Futuremedia is a leading provider of next-generation, value-driven e-learning content and services to public and private sector organizations. Backed by two decades of experience, the Company's content and services offerings include learning consultancy, Learning Management Systems, custom made learning programs and an extensive library of published courseware titles. The Company is also recognized as a pioneer and leader in the development and delivery of a range of fully managed, outsourced employee benefit programs for large organizations, including products and services falling under the UK's Home Computing Initiative (HCI), childcare voucher system and tax-free bicycle programs.

    "Safe Harbor" Statement under Section 21E of the Securities Exchange Act of 1934: This press release contains forward-looking statements related to future results and speaks only of Futuremedia's expectations as of the date hereof. Such statements include expectations regarding the expected benefit from changes in management, the Company's future financial performance and the future performance of the Company's products. Such statements involve known and unknown risks and uncertainties that may cause actual results to differ materially from expectations. The risks and uncertainties include risks associated with changes in management, risks associated with new contracts (including the possibility that such contracts may be terminated or not completed due to factors beyond the Company's control), risks associated with the Company's ability to develop and successfully market new services and products (including products and services based on government tax-benefit programs), the Company's ability to operate profitably in the future, risks associated with rapid growth, the Company's ability to successfully develop its business in new geographic markets, the early stage of the e-learning market, rapid technological change and competition, and other factors detailed in the Company's filings with the US Securities and Exchange Commission. The Company expressly disclaims any obligation to release publicly any updates or revisions to any such statement to reflect any change in expectations or in information on which any such statement is based. All product names and trademarks mentioned herein are trademarks of Futuremedia or their respective owners.

SOURCE  Futuremedia plc
    -0-                             09/16/2005
    /CONTACT: US, Mike Smargiassi or Corey Kinger, both for Brainerd Communicators, Inc., +1-212-986-6667, ir@futuremedia.co.uk; UK, Gerry Buckland, +44-7774-860011, info_db@mac.com/
    /Web site:  http://www.futuremedia.co.uk /
    (FMDAY)

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